

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (561) 793-7966

Patrick J. Dyson
Chairman of the Board, Director,
Chief Financial Officer and Principal Executive Officer
Spear & Jackson, Inc.
12012 Southshore Boulevard, Suite 103
Wellington, Florida 33414

> **Re:**   **Spear & Jackson, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Amendment No. 1 to Transaction Statement on Schedule 13E-3**
> **Filed August 28, 2007**
> **File Nos. 000-32013 and 005-78123**

Dear Mr. Dyson:

   We have limited our review of your filings to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 1

1. We note your response to comment 9 of our letter dated August 9, 2007 and the reference to "standard conditions" on pages 3 and 30. Please revise your discussion here and under Special Factors to specify all material conditions to the financing obtained from Orix Asia Limited. <u>See</u> Regulation M-A, Item 1007(b). In addition, please provide the disclosure required by Item 1007(d) with respect to the borrowed funds.

Proposal One
Approval of the Merger Agreement, page 9
Special Factors, page 9
Background of the Merger, page 9

2. We note your response to comment 15 of our letter dated August 9, 2007. Please revise to briefly explain Mr. Kapila's responsibilities as corporate monitor and disclose whether he was involved in discussions with Parent, Newco, or their representatives regarding the proposed acquisition of the minority interest prior to the termination of his relationship with you.

Reasons for the Recommendation of the Board of Directors, page 16

3. We note your response to comments 36 and 39 of our letter dated August 9, 2007. It is not clear to us that the adopted analyses of the Finance Committee and Capitalink address the substantive fairness of the transaction in relation to your historical stock price, going concern value, liquidation value, or net book value. Please tell us why you believe the adopted analyses address these factors or otherwise revise your document to disclose the determination of the board as well as Parent and Newco with respect to these factors, as required by Instruction 2 to Item 1014 of Regulation M-A.

Determination of the Fairness of the Merger by the Parent and Newco, page 16

4. Please disclose the extent to which the conclusions of Parent and Newco differed from the conclusions of the Finance Committee with respect to their review of the factors considered by the Finance Committee.

5. Please revise your disclosure under this heading to provide the substance of your response to prior comment 42.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

Patrick J. Dyson
Spear & Jackson, Inc.
September 12, 2007
Page 3

cc: Joel D. Mayersohn (*via facsimile* 954/713-7700)
            Clint J. Gage
            Arnstein & Lehr LLP
            200 East Las Olas Blvd., Suite 1700
            Fort Lauderdale, Florida 33301